UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Tempur Sealy International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88023U101
(CUSIP Number)

H PARTNERS MANAGEMENT, LLC
888 Seventh Ave.
29th Floor
New York, NY 10019
Attn: Rehan Jaffer
(212) 265-4200

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,053,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,053,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,053,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,053,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,053,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,053,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88023U101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by H Partners LP and the Offshore Fund and the Shares held in the H Partners Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 4,053,100 Shares beneficially owned by H Partners LP is approximately $159,637,655, excluding brokerage commissions.  The aggregate purchase price of the 1,758,100 Shares beneficially owned by the Offshore Fund is approximately $80,075,702, excluding brokerage commissions.  The aggregate purchase price of the 1,188,800 Shares held in the H Partners Account is approximately $51,602,854, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 62,236,325 Shares outstanding as of November 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

A.	H Partners Management

(a)
As of the close of business of February 10, 2016, H Partners Management, as the investment manager, may be deemed the beneficial owner of 7,000,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,000,000

(c)	The transactions in the Shares by H Partners Management through the H Partners Account and by the Funds during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	H Partners LP

(a)	As of the close of business on February 10, 2016, H Partners LP beneficially owned 4,053,100 Shares.

Percentage: Approximately 6.5%

CUSIP NO. 88023U101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,053,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,053,100

(c)	The transactions in the Shares by H Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	H Partners Capital

(a)	H Partners Capital, as the general partner of H Partners LP, may be deemed the beneficial owner of the 4,053,100 Shares owned by H Partners LP.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,053,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,053,100

(c)
H Partners Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by H Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Rehan Jaffer

(a)
Rehan Jaffer, as the managing member of H Partners Management and H Partners Capital, may be deemed the beneficial owner of 7,000,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,000,000

(c)
Rehan Jaffer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by the Funds and on behalf of the H Partners Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.  Other than H Partners LP, none of the other individual Funds beneficially own a number of Shares representing more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 88023U101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2016

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

CUSIP NO. 88023U101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

H PARTNERS, LP

Purchase of Common Stock	101,400	52.6214*	02/08/2016
Purchase of Common Stock	5,300	53.5248*	02/08/2016
Purchase of Common Stock	100,660	52.4102*	02/09/2016
Purchase of Common Stock	101,940	53.4760*	02/09/2016
Purchase of Common Stock	101,300	54.5347*	02/10/2016

H OFFSHORE FUND, LTD.

Purchase of Common Stock	208,091	51.7474**	02/08/2016
Purchase of Common Stock	48,109	52.6214**	02/08/2016
Purchase of Common Stock	2,300	53.5248**	02/08/2016
Purchase of Common Stock	43,700	52.4102**	02/09/2016
Purchase of Common Stock	44,200	53.4760**	02/09/2016
Purchase of Common Stock	44,000	54.5347**	02/10/2016

H PARTNERS MANAGEMENT, LLC
(Through the H Partners Account)

Purchase of Common Stock	33,300	52.6214***	02/08/2016
Purchase of Common Stock	1,500	53.5248***	02/08/2016
Purchase of Common Stock	29,600	52.4102***	02/09/2016
Purchase of Common Stock	29,900	53.4760***	02/09/2016
Purchase of Common Stock	29,700	54.5347***	02/10/2016

______
* The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $52.3430 to $53.3300, $53.3350 to $53.8500, $51.9700 to $52.9600, $52.9700 to $53.6800, and $54.0200 to $55.0000, respectively, excluding commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.
** The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $51.3500 to $52.3400, $52.3430 to $53.3300, $53.3350 to $53.8500, $51.9700 to $52.9600, $52.9700 to $53.6800, and $54.0200 to $55.0000, respectively, excluding commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.
*** The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $52.3430 to $53.3300, $53.3350 to $53.8500, $51.9700 to $52.9600, $52.9700 to $53.6800, and $54.0200 to $55.0000, respectively, excluding commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.